4-30-02

MAY 01, 2002

02033941

EXECUTION COPY

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Commission File Number: 333-8960

MILLAR WESTERN FOREST PRODUCTS LTD.

(Name of registrant)

16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLAR WESTERN FOREST PRODUCTS LTD.

Date: April 30, 2002 By: ______________________

Name: J.R. Concini
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEETS

(unaudited)

	March 31, 2002	December 31, 2001 (restated – notes 2 and 7)
	(in thousands of Canadian dollars)	
ASSETS		
Current assets		
Cash	$ 3,327	$ 15,872
Accounts receivable	37,597	33,443
Inventories (note 3)	85,282	61,092
Prepaid expenses	2,348	2,427
Future income taxes	3,851	3,555
	132,405	116,389
Capital assets	168,165	171,745
Other assets	28,037	28,544
	$ 328,607	$ 316,678

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

	March 31, 2002	December 31, 2001
Current liabilities		
Accounts payable and accrued liabilities	53,909	38,616
Contingent liability (note 6)	3,290	2,268
Other obligations	10,818	10,582
Long-term debt	255,168	254,800
Future income taxes	7,448	8,916
	330,633	315,182
Shareholder's equity (deficit)		
Share capital	-	-
Retained earnings (deficit)	(2,026)	1,496
	$ 328,607	$ 316,678

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF EARNINGS (LOSS)

FOR THE THREE MONTHS ENDED MARCH 31

(unaudited)

	2002	2001 (restated-note 2)
	(in thousands of Canadian dollars)	
Gross revenue	$ 61,747	$ 64,820
Selling expenses	10,748	8,697
Net revenue	50,999	56,123
Cost of sales	38,822	40,967
Depreciation and amortization	4,244	4,458
General and administration	3,263	4,411
Provision for severance costs (note 4)	2,298	-
Operating earnings	2,372	6,287
Financing expenses (note 5)	6,747	5,077
Unrealized exchange loss on long-term debt	368	12,496
Other expense (income)	393	(33)
Earnings (loss) before income taxes	(5,136)	(11,253)
Income taxes (recovery)	(1,614)	490
Net earnings (loss)	$ (3,522)	$ (11,743)

STATEMENTS OF RETAINED EARNINGS (DEFICIT)
FOR THE THREE MONTHS ENDED MARCH 31

	2002	2001
	(in thousands of Canadian dollars)	
Retained earnings – beginning of period (note 7)	$ 21,878	$ 31,852
Change in accounting policy (note 2)	(20,382)	(6,886)
Retained earnings – beginning of period as restated	1,496	24,966
Net earnings (loss)	(3,522)	(11,743)
Retained earnings (deficit) - end of period	$ (2,026)	$ 13,223

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(unaudited)

	2002	2001 (restated-note 2)
	(in thousands of Canadian dollars)	
Cash provided from (used in)		
Operating activities		
Net earnings (loss)	$ (3,522)	$ (11,743)
Items not affecting cash:		
Future income taxes (recovery)	(1,764)	340
Reforestation expense	5,420	7,145
Depreciation and amortization	4,244	4,458
Amortization of deferred financing costs	230	313
Unrealized foreign exchange loss on long-term debt	368	12,496
Provision for contingent liability	1,022	-
Other	149	(451)
	6,147	12,558
Reforestation expenditures	(1,092)	(1,466)
	5,055	11,092
Changes in non-cash components of working capital		
Accounts receivable	(4,154)	(12,367)
Inventories	(24,125)	(15,340)
Prepaid expenses	79	249
Accounts payable and accrued liabilities	10,965	3,889
	(17,235)	(23,569)
	(12,180)	(12,477)
Investing activities		
Additions to capital assets	(417)	(11,580)
Proceeds on disposal of capital assets	35	93
(Increase) decrease in other assets	17	(84)
	(365)	(11,571)
Decrease in cash	(12,545)	(24,048)
Cash – beginning of period	15,872	17,922
Cash (bank indebtedness) - end of period	$ 3,327	$ (6,126)

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

FOR THE THREE MONTHS ENDED MARCH 31

(unaudited)

	2002	2001
	(in thousands of Canadian dollars)	
Product segment		
Lumber		
Net revenue	$ 22,306	$ 18,669
Cost of sales and administration	19,090	20,372
Depreciation and amortization	1,513	1,727
Provision for severance costs	681	-
Operating earnings (loss)	$ 1,022	$ (3,430)
Pulp		
Net revenue	$ 27,162	$ 34,144
Cost of sales and administration	19,732	20,589
Depreciation and amortization	2,658	2,619
Provision for severance costs	1,340	-
Operating earnings	$ 3,432	$ 10,936
Corporate and other		
Net revenue	$ 1,531	$ 3,310
Cost of sales and administration	3,263	4,417
Depreciation and amortization	73	112
Provision for severance costs	277	-
Operating loss	$ (2,082)	$ (1,219)
Total		
Net revenue	$ 50,999	$ 56,123
Cost of sales and administration	42,085	45,378
Depreciation and amortization	4,244	4,458
Provision for severance costs	2,298	-
Operating earnings	$ 2,372	$ 6,287
Shipments by business segment		
Lumber (millions of board feet)	60.1	65.7
Pulp (thousands of tonnes)	64.4	53.1

	March 31, 2002	December 31, 2001
Identifiable assets		
Lumber	$ 141,692	$ 124,305
Pulp	157,032	152,115
Corporate and other	29,883	40,258
	$ 328,607	$ 316,678

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2002

(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2001 except as described in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the December 31, 2001 audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The Company has adopted the new recommendations retroactively to December 31, 2000 and has restated the prior years' financial statements. The following table outlines the increase or (decrease) of the restated amounts in the prior financial statements:

	December 31, 2000	First Quarter 2001	Year Ended December 31, 2001
Long-term debt	$ 6,886	$ 19,076	$ 20,382
Retained earnings	(6,886)	(19,076)	(20,382)
Financing expenses	-	12,190	13,496

Prior to this change, gains or losses arising from translation of foreign currency debt were deferred and amortized over the remaining term of the debt. The unamortized balance of the deferred exchange loss was netted against long-term debt in the Company's financial statements.

The Company has not recorded the tax benefit related to any unrealized foreign exchange losses on the translation of foreign currency debt. Recognition of the benefit of these losses will be dependent upon the realization of taxable capital gains in the future.

3. INVENTORIES

	March 31, 2002	December 31, 2001
Logs	$ 49,559	$ 30,701
Pulp	16,992	13,675
Lumber	10,419	8,609
Operating and maintenance supplies	8,312	8,107
	$ 85,282	$ 61,092

The Company's working capital requirements are highest in the first quarter due to a seasonal log inventory requirement that will be reduced in the second and third quarters of its fiscal year.

4. PROVISION FOR SEVERANCE COSTS

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in January, 2002. The majority of the position reductions were achieved voluntarily. The estimated costs of this program are $2.3 million.

5. FINANCING EXPENSES

	2002	2001
Interest expense		
Long-term debt	$ 6,304	$ 6,370
Other	177	266
Amortization of deferred financing costs	230	313
Foreign exchange losses (gains) on U.S. dollar cash and working capital	36	(1,872)
	$ 6,747	$ 5,077

6. CONTINGENT LIABILITY

On April 2, 2001 petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC"), by certain U.S. industry and trade groups.

In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001, it determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

On August 9, 2001, the USDOC issued its preliminary determination on the countervailing duty and imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the sale of softwood lumber to the U.S. after August 16, 2001. The USDOC also made a preliminary determination that certain circumstances exist which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001 ("Critical Circumstances"). The preliminary duty rate of 19.31% was suspended on December 15, 2001, 120 days after the preliminary determination, in accordance with U.S. law.

On October 31, 2001 the USDOC issued its preliminary determination on the antidumping case and imposed a preliminary rate of 12.58% to be posted by cash deposits or bonds on the sale of softwood lumber to the U.S. from November 6, 2001. The USDOC also made a preliminary determination that there were no Critical Circumstances and that, consequently, there would be no retroactive antidumping duties.

On March 22, 2002, the USDOC issued its final determination in the countervailing duty and antidumping investigations, adjusting the countervailing duty rate for deposit purposes from 19.31% to 19.34% and reducing the antidumping duty rate for deposit purposes from 12.58% to 9.67%. The USDOC also determined that no Critical Circumstances existed in either the countervailing or antidumping cases, and accordingly the duties are not applied retroactively to May 19, 2001.

6. CONTINGENT LIABILITY (continued)

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the preliminary countervailing determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Depending on the outcome of the final phase of the investigation, Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Association ("NAFTA") panels and the World Trade Organization ("WTO"). Notwithstanding the preliminary rates established in the investigations, the final liability for the assessment of countervailing duties will not be determined until the administrative review process is complete.

The final amount and effective date of duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the USITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed.

For accounting purposes, the Company has accrued $1.7 million in its financial statements for the period from August 17, 2001 to December 15, 2001 reflecting the final countervailing duty rate determined by the USDOC of 19.34%. The Company has also accrued $1.6 million for the period from November 6, 2001 to March 31, 2002 representing the final antidumping duty rate determined by the USDOC of 9.67%. Subsequent to the end of the quarter, the U.S. Government amended the countervailing duty rate to 18.79% and amended the antidumping rate to 8.43%. Any adjustments to the financial statements resulting from a change in the countervailing and antidumping duties will be made prospectively.

7. REVISION TO FORM 6-K

The Company filed unaudited financial statements for the year ended December 31, 2001 on March 4, 2002 on Form 6-K. Subsequent to filing, the Company recorded a loss of $5.0 million before tax ($3.2 million after tax) on an energy contract for the purchase of power in 2002 that is surplus to the Company's electricity requirements. The net effect on the results for the year ended December 31, 2001 was an increase in the net loss and a decrease in retained earnings of $3.2 million. There was no impact on the Company's cash flow as a result of this adjustment.

8. COMPARATIVE FIGURES

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

EXHIBIT 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2002, Compared to the Three Months Ended March 31, 2001.

Overview

Net revenue for the quarter ended March 31, 2002 decreased by $5.1 million or 9.1% compared to the same period in 2001 primarily due to lower revenue from the pulp and other segments which was partially offset by higher lumber revenues. While product pricing and net revenue from the lumber segment improved over 2001 levels, there was no improvement in the weak pulp prices that were in effect in the fourth quarter of 2001. In addition, net revenue in 2002 was lower as a result of the expiration of the management and marketing agreements with the Chetwynd pulp mill on December 31, 2001.

Operating earnings for the quarter decreased by $3.9 million as compared to the same quarter in 2001. This was primarily a result of lower sales revenues, offset by lower manufacturing costs, and a one-time provision for severance costs. In January 2002, the Company conducted a corporate-wide review of its operating requirements and staffing levels. As a result, a workforce reduction program was implemented and the Company accrued estimated costs of $2.3 million in the quarter.

General and administration expense in the quarter decreased by $1.1 million, primarily as a result of lower salary and travel costs.

Lumber

Net revenue from the lumber segment increased by $3.6 million or 19.5% in the quarter compared to the same quarter in 2001. The increase was primarily a result of higher lumber prices partially offset by lower lumber sales volumes. Strong housing starts and ongoing uncertainty regarding the softwood lumber dispute resulted in lumber pricing in the quarter that was approximately $87 per thousand board feet higher than in 2001. This increase is net of a provision for antidumping duties, included in selling expenses, of $1.0 million, or $17 per thousand board feet. On March 22, 2002 the U.S. Department of Commerce released its final determinations on its Antidumping Duty ("ADD") and Countervailing Duty ("CVD") investigations that resulted in a combined duty rate for the Company of 29.01%. During the quarter the Company's lumber sales to the United States were subject only to the ADD at a rate of 9.67%, and this will continue until May, 2002 when the U.S. International Trade Commission is expected to release its final determination on the duties.

Operating earnings from the lumber segment improved by $4.5 million in the quarter compared to the same period in 2001. The significant improvement in operating earnings, primarily a result of higher revenues, reflects the first profitable quarter in this segment since the second quarter of 2001. The lumber segment manufacturing costs continue to improve as a result of the operating results from the Company's new sawmill at Whitecourt. Cost of sales decreased by $3 per thousand board feet compared to the same quarter in 2001, after adjusting for a $700,000 inventory write-down reversal that was recorded in the comparable quarter. The Company continues to optimize the operating results of it's new sawmill, and expects to reduce manufacturing costs further in 2002.

.../2

Pulp

Net revenue from the pulp segment decreased by $6.9 million or 20.5% in the quarter compared to the same quarter in 2001. The decrease in the quarter was a result of lower pricing, partially offset by improved sales volumes. Pricing for pulp worldwide continued to remain weak in the first quarter. Average selling prices decreased by $221 per tonne, or 34.4% compared to the same period in 2001. While pulp prices remained depressed, the demand for BCTMP, especially in Asia, has improved compared to the same quarter in 2001. Pulp sales volumes were up 21.3% over the same period last year, and the Company expects its sales volumes to remain strong for 2002.

Operating earnings from the pulp segment decreased by $7.5 million in the quarter compared to 2001. Operating earnings as a percentage of net revenue was 12.6% compared to 32.0% in 2001. The decrease in operating earnings and margins are a function of the lower revenues as well as a one-time provision for severance costs of $1.3 million. While operating earnings have decreased, the Company continues to focus on reducing its costs. Manufacturing costs on a per tonne basis decreased in the quarter due to lower natural gas and maintenance costs as well as significantly higher production and sales volumes. Cost of sales in the first quarter of 2001 was negatively impacted by higher cost pulp inventory at December 31, 2000 that was sold in the quarter.

Corporate and Other

Net revenue decreased by $1.8 million in the quarter primarily as a result of lower revenues from the agreements with both the Meadow Lake and Chetwynd pulp mills. There were no sales commissions and management fees from the agreements with the Chetwynd pulp mill as these agreements expired on December 31, 2001.

Operating results in this segment decreased by $0.9 million as a result of the reduced revenue, partially offset by reduced administrative costs. The decreased costs of $1.1 million in the quarter compared to 2001 are primarily a result of lower salary and travel costs. The operating results in this segment were also negatively impacted by a one-time provision for severance costs of $0.3 million.

Financing Expenses

Financing expenses increased by $1.7 million in the quarter compared to the corresponding quarter in 2001, primarily as a result of lower foreign exchange gains on U.S. dollar cash and working capital.

Unrealized Exchange Loss on Long-Term Debt

Foreign exchange losses on U.S. dollar Senior Notes decreased from $12.5 million in 2001 to $0.4 million in 2002. The losses in 2001 were a result of a significantly weaker Canadian dollar in the first quarter.

Effective January 1, 2002 the Company adopted a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Under the new policy, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in income in the current period. This change in policy and its effects on prior periods is described in note 2 to the financial statements. There was no impact on the Company's cash flow as a result of this change.

Income Taxes

Operating results for the quarter ended March 31, 2002 were subject to income and capital taxes at an effective rate of 36%. Income tax expense for the quarter consists of large corporations capital tax of $0.2 million and future income tax recovery of $1.8 million compared to large corporation's tax of $0.2 million and future income taxes of $0.3 million in 2001. The Company has not recorded the tax benefit related to any unrealized foreign exchange losses on the translation of foreign currency debt. Recognition of the benefit of these losses will be dependent upon the realization of taxable capital gains in the future.

Liquidity and Capital Resources

For the quarter ended March 31, 2002, the Company required $12.2 million for operations, including changes in working capital compared to $12.5 million for the same quarter of 2001. The $6.0 million decrease in cash generated from operations was offset by a $6.3 million reduction in cash required for working capital.

Capital expenditures decreased by $11.2 million in the quarter compared to the same period in 2001. In the first quarter of 2001, the Company was in the process of modernizing its Whitecourt sawmill, and incurred $10.0 million in costs related to this project. In the first quarter of 2002, there were no significant capital projects underway, and the spending level is reflective of the Company's strategy to minimize capital expenditures in 2002.

At March 31, 2002, the Company had cash of $3.3 million compared to an operating loan of $6.1 million at March 31, 2001, and an additional $50.0 million was available under the Company's revolving credit facility, of which $2.3 million was committed for letters of credit. The Company has received commitments from its lenders for the renewal of its credit facility for the same amount and terms, with a maturity date of June, 2003.

Based on its current level of operations, the Company believes that its cash flows from operations and availability under it's revolving credit facility will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company's future operating performance may be adversely affected by changing economic conditions and by financial, market and other factors, many of which are beyond the Company's control.

EXHIBIT 3



Quarterly Reports

Financial Highlights | Annual Report | Quarterly Reports | Key Contacts

2002 1st Quarter Results

	Three months ended March 31 2002	2001 (1)
EARNINGS (millions of CDN dollars)		
Net sales revenue	51.0	56.1
Cost of sales	38.8	41.0
General & administration	3.3	4.4
Depreciation and amortization	4.2	4.5
Provision for severance costs	2.3	-
Operating earnings	2.4	6.2
Financing and other expenses	6.7	5.0
Unrealized exchange loss on long-term debt	0.4	12.5
Other	0.4	-
Income taxes (recovery)	(1.6)	.5
Net earnings (loss)	(3.5)	(11.8)

	2002	2001
CASH FLOW (millions of CDN dollars)		
Operating Activities:		
Net earnings (loss)	(3.5)	(11.8)
Items not affecting cash:		
Depreciation and amortization	4.2	4.5
Net reforestation expense	4.3	5.7
Provision for duties	1.0	-
Unrealized exchange loss on long-term debt	0.4	12.5
Income taxes and other	(1.4)	0.3
Change in non-cash working capital	(17.2)	(23.6)
Total operating activities	(12.2)	(12.4)
Investing Activities:		
Additions to capital assets	(0.4)	(11.6)
Increase (decrease) in cash	(12.6)	(24.0)
Cash (bank indebtedness) - beginning of period	15.9	17.9
Cash (bank indebtedness) - end of period	3.3	(6.1)

18

BALANCE SHEET (millions of CDN dollars)	As at March 31 2002	As at December 31 2001 (1)
Assets		
Current assets	132.4	116.4
Capital assets	168.2	171.8
Other assets	28.0	28.5
Total Assets	328.6	316.7
Liabilities		
Current liabilities	53.9	38.6
Long-term debt	255.2	254.8
Other obligations	14.1	12.9
Future income taxes	7.4	8.9
Total Liabilities	330.6	315.2
Shareholder's Equity (Deficit)	(2.0)	1.5
Total Liabilities and Shareholder's Equity (Deficit)	328.6	316.7

PRODUCT SHIPMENTS		Three months ended March 31 2002	2001
Lumber	millions of board feet	60.1	65.7
Pulp (BCTMP)	thousands of tonnes	64.4	53.1

Notes
(1) Comparative figures have been restated to reflect a new accounting policy of the Canadian Institute of Chartered Accountants with respect to the recognition of unrealized foreign exchange gains or losses. Effective January 1, 2002, exchange gains or losses that arise on translation of long-term debt denominated in a foreign currency are included in the determination of earnings for the current period. The company has adopted the new recommendations retroactively to December 31, 2000, and has restated the prior year's financial statements. As a result, the first quarter earnings for 2001 were reduced by $12.2 million and retained earnings as of January 1, 2002, were reduced by $20.4 million.

Management Comments:
Quarter ending March 31, 2002

Net revenue for the first quarter of 2002 fell 9.1% compared to the same period last year, as pulp prices remained weak throughout the quarter. Lower revenues, as well as a one-time provision of $2.3 million for severance costs, resulted in a $3.8 million decrease in operating earnings compared to the first quarter of 2001. The provision stems from a corporate-wide review of staffing needs, which led to a reduction of approximately 40 positions in the first quarter.

Strong housing starts during the quarter helped to improve lumber prices by $87/thousand foot board measure (mfbm) compared to 2001 levels. This price increase is net of the provision for antidumping duties of 9.67%, or $17/mfbm, which is applied to all lumber shipped to the United States. The antidumping duties will remain in effect until mid May, at which time the International Trade Commission (ITC) is expected to rule on whether imports of Canadian softwood lumber have caused injury to American producers. Unless the ITC finds no evidence of injury or a negotiated settlement to the long-standing trade dispute is reached, the company will begin paying a combined antidumping and countervailing duty rate of 27.2% on all lumber shipments to the United States in late May.

Pulp prices, in contrast to lumber, were on a downward trend, declining $221/tonne, or 34%, below the price levels of one year ago. This is despite sharp increases in demand, particularly in Asia. Volumes were up 21.3% over the same period last year and are expected to remain strong for the rest of the year. Net revenue was also affected by the expiry of the management and marketing agreements with the Chetwynd pulp mill on December 31, 2001.

As it nears its first anniversary, the new Whitecourt sawmill continues to ramp up production and is now regularly exceeding daily production targets. The mill is on its way to producing over 200 million board feet per year - 5% above design capacity.

Due to a change in accounting for gains and losses on U.S. dollar-denominated debt by the Canadian Institute of Chartered Accountants, previous period results have been restated. This has resulted in an increase in net loss in the first quarter of 2001 of $12.2 million, and an increase in long-term debt and a decrease in shareholders' equity of $20.4 million, at December 31, 2001. There was no impact on the company's cash flow as a result of this change.

Millar Western is a diversified forest products company with operations in Alberta and Saskatchewan. The company's main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp and softwood lumber.

For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207

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